UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MTGE INVESTMENT CORP.

(Name of Subject Company)

MTGE INVESTMENT CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02504A 104

(CUSIP Number of Class of Securities)

Sean P. Reid

Chief Executive Officer

MTGE Investment Corp.

2 Bethesda Metro Center

12th Floor

Bethesda, MD 20814

(301) 968-9220

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tom Salley, Esq.

Kevin Mills, Esq.

Cooley LLP

1299 Pennsylvania Avenue

NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MTGE Investment Corp. (“MTGE”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018, as amended by Amendment No. 1 filed with the SEC on May 31, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct wholly owned subsidiary, Mountain Merger Sub Corporation (the “Purchaser”), to exchange for each outstanding share of common stock, $0.001 par value per share, of MTGE, at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”) (the “mixed consideration”), (b) $19.65 in cash (the “all-cash consideration”), or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the SEC a Tender Offer Statement on Schedule TO dated May 16, 2018, as amended, and a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 31, 2018, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Purchaser and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (e)(1) to this Schedule 14D-9, is incorporated into this Schedule 14D-9 by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Certain Litigation” on page 36 on the Schedule 14D-9 and replacing it with the following paragraph:

“Subsequent to the public announcement of the proposed acquisition of MTGE by Annaly, four civil actions were filed challenging the adequacy of the disclosures disseminated in connection with the proposed transaction. On May 25, 2018, Jeroen Van Poeck, a purported stockholder of MTGE, commenced an action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(D), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On May 25, 2018, Giampaolo Dell’Acqua, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current and former MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(E), asserts claims under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff and the putative class, and the award of attorneys’ fees and expenses. On May 30, 2018, Anthony Franchi, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE, certain current MTGE directors named therein, Annaly and Purchaser. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(F), asserts claims under Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On May 31, 2018, Gary Meyer, a purported stockholder of MTGE, commenced a putative class action in the United States District Court for the District of Maryland against MTGE and certain current and former MTGE directors named therein. The complaint, a copy of which is filed hereto as Exhibit (a)(5)(G), asserts claims under Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of the public disclosures made concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, an accounting by defendants for all damages caused to the plaintiff and the putative class, and the award of attorneys’ fees and expenses. The defendants believe the claims asserted in the actions are without merit.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(G)	Complaint of Gary Meyer, individually and on behalf of all others similarly situated, against MTGE Investment Corp., Gary D. Kain, Randy E. Dobbs, Julia L. Coronado, Robert M. Couch, filed in the United States District Court for the District of Maryland, dated May 31, 2018 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on June 6, 2018).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTGE INVESTMENT CORP.

Date: June 6, 2018	By:	/s/ Sean P. Reid
	Name:	Sean P. Reid
	Title:	Chief Executive Officer